Filed by Snyder’s of Hanover, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
Dear [insert retailer name]:
As you may have heard in the news, Lance, Inc. and Snyder’s of Hanover, Inc. announced today the intent to merge our two snack food companies pending regulatory and shareholder approval. The proposed merger will help us be an even better partner to customers, like you.
In addition to offering an expanded but diverse portfolio of snack food products, the combined company will have one of the largest Direct Store Delivery (DSD) systems in the country with an expansive coast-to-coast distribution network.
While it is too early to begin developing strategies on how your relationship would work with the proposed combined company, we are excited about the proposed merger with Snyder’s and how this will enable us to grow our relationship with you. Please keep in mind the regulatory review process can take time and until we receive final regulatory and shareholder approval, it will be will be business as usual.
We will continue to work with you to develop programs, pricing and promotions that best suit your needs and the needs of Snyder’s consumers who purchase our product at your stores. Please continue to develop and implement programs specific just to Snyder’s of Hanover until the shareholders and appropriate regulators approve the proposed merger — which we hope will occur this fall.
Over the next few days/weeks, your Snyder’s of Hanover representative will be reaching out to see if you have any questions or concerns about the proposed merger and to ensure that we can continue to meet your needs and those of your consumers.
Just as Snyder’s of Hanover has been, the proposed Snyder’s-Lance, Inc. will continue to be an organization focused on providing added value to our customers along with a superior customer service experience.
We hope you will share in our excitement about the proposed merger which, among other benefits, will help to make sure we can continue to be a great partner to our customers and vendors in a very competitive snack food industry.
Sincerely,
Carl Lee
President and
Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements
This document includes statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder’s, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance’s or Snyder’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.
Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder’s or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Lance with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC, and the joint proxy statement/prospectus that will be filed by Lance. Neither Lance nor Snyder’s undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance and Snyder’s that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Lance with the SEC. This document is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that Lance may file with the SEC or Lance or Snyder’s may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO, at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President of Human Resources, at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s will be contained in the joint proxy statement/prospectus which will be filed by Lance with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.